UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated November 8, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold” or “the Company”)
Exchange of mining right portions between Sibanye Gold and Harmony
Westonaria, 8 November 2013: Sibanye Gold (JSE: SGL & NYSE: SBGL) wishes to inform shareholders that it has entered into an agreement with Harmony
Gold Mining Company Limited (“Harmony”) for the exchange and sale of certain mining right portions of its Beatrix Operations in the Southern
Free State for certain mining right portions of Harmony’s Joel Operation
(the “Transaction”).
In terms of the Transaction, Sibanye Gold will exchange two mining right portions at its Beatrix Operation, which are not included in its current
Life of Mine (LOM) profile, for two mining right portions at Harmony’s Joel
Operation, which will be more readily accessible from the Beatrix North and
South Sections. The Company will also sell a further two mining right portions at its Beatrix Operation to Harmony for a royalty of 3% of net revenue derived from underground mining from these portions.
The Transaction will create value for both companies by allowing the early and optimal extraction of resources currently not in their respective LOM plans. By utilising available capacity at existing and adjacent infrastructure, the cost of extracting these resources will be lower and the operating lives of the shafts will be extended, facilitating job creation in the region.
Neal Froneman, CEO of Sibanye Gold, commenting on the Transaction said:
“Much has been said in the past about the potential to unlock value in the
South African Gold Industry by breaking down the farm fences and I believe that there remains significant potential to create meaningful value for shareholders through similar transactions in future.”
The Transaction is below the JSE transaction thresholds and is for information purposes only.
Contact
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

Sibanye Gold Limited
Reg. 2002/031431/06
Registered and Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
www.sibanyegold.co.za
Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Timothy Cumming* Barry Davison* Rick Menell*
Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi*
Cain Farrel (Corporate Secretary) (*Non-Executive)
Vat No. 473 020 9410
MEDIA RELEASE:
Exchange of mining right portions between Sibanye Gold and Harmony
Westonaria, 8 November 2013: Sibanye Gold (JSE: SGL & NYSE: SBGL) wishes to inform shareholders that it has entered into an agreement with Harmony Gold Mining Company Limited (“Harmony”) for the exchange and sale of certain mining right portions of its Beatrix Operations in the Southern Free State for
certain mining right portions of Harmony’s Joel Operation (the “Transaction”).

In terms of the Transaction, Sibanye Gold will exchange two mining right portions at its Beatrix Operation, which are not included in its current Life of Mine (LOM) profile, for two mining right portions at Harmony’s
Joel Operation, which will be more readily accessible from the Beatrix North and South Sections. The
Company will also sell a further two mining right portions at its Beatrix Operation to Harmony for a royalty of 3% of net revenue derived from underground mining from these portions.

The Transaction will create value for both companies by allowing the early and optimal extraction of resources currently not in their respective LOM plans. By utilising available capacity at existing and adjacent infrastructure, the cost of extracting these resources will be lower and the operating lives of the shafts will be extended, facilitating job creation in the region.

Neal Froneman, CEO of Sibanye Gold, commenting on the Transaction said: “Much has been said in the past about the potential to unlock value in the South African Gold Industry by breaking down the farm fences and I believe that there remains significant potential to create meaningful value for shareholders through similar transactions in future.”

The Transaction is below the JSE transaction thresholds and is for information purposes only.

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: November 8, 2013
By:              /s/ Charl Keyter
Name:        Charl Keyter
Title:           Chief Financial Officer